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MAR 03 2020
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Management and Research, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4201 - 42nd Street NE, Suite 100
(No. and Street)

Cedar Rapids	Iowa	52402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Rupp (319) 447-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

201 - 1st Avenue SE, Suite 800	Cedar Rapids	Iowa	52402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB

OATH OR AFFIRMATION

I, Brian Rupp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Management and Research, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE R. HARTZELL
Commission Number 163625
My Commission Expires
01/22/22

Signature

Controller
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of
Berthel Fisher & Company)

Financial Report

December 31, 2019

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and is filed as a PUBLIC document.

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Securities Management and Research, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Securities Management and Research, Inc. (the Company) as of December 31, 2019, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I, II and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2011.

Cedar Rapids, Iowa
February 26, 2020

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Financial Condition
December 31, 2019

Assets	
Cash and cash equivalents	$ 990,840
Deposit with clearing firm	100,000
Commissions receivable	131,181
Due from affiliates	25,531
Other receivables	45,568
Notes receivable	70,500
Other assets	43,638
Intangibles assets, less accumulated amortization of $551,124	61,252
Total assets	$ 1,468,510

Liabilities and Stockholder's Equity	
Liabilities:	
Commissions payable	$ 78,114
Accounts payable and other accrued expenses	43,194
Due to affiliates	25,159
Deferred revenue	91,589
Income taxes payable, parent company	33,743
Deferred income tax liability, parent company	10,000
Total liabilities	281,799
Commitments and contingencies (Note 6)	
Stockholder's equity:	
Common stock, par value $1 per share authorized, issued and outstanding 1,000,000 shares	1,000,000
Additional paid-in capital	376,611
Accumulated deficit	(189,900)
Total stockholder's equity	1,186,711
Total liabilities and stockholder's equity	$ 1,468,510

See Notes to Financial Statements.

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Income
Year Ended December 31, 2019

Revenues:	
Commissions	$ 2,991,713
Interest income	97,182
Technology fees	287,657
Representative fees, net	60,510
Other	7,472
Total revenues	3,444,534
Expenses:	
Commissions	2,115,364
Employee compensation	191,355
Employee benefits	54,078
Management fees	275,000
Professional and legal settlement fees	83,737
Occupancy	33,422
Reporting services	178,834
Data processing	290,801
Amortization	61,236
Other general and administrative expenses	264,711
Total expenses	3,548,538
(Loss) before income taxes	(104,004)
Income tax benefit	28,058
Net (loss)	$ (75,946)

See Notes to Financial Statements.

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings/ Accumulated Deficit	Total
Balance, December 31, 2018	$ 1,000,000	$ 376,611	$ 36,046	$ 1,412,657
Net (loss)	-	-	(75,946)	(75,946)
Dividends on common stock	-	-	(150,000)	(150,000)
Balance, December 31, 2019	$ 1,000,000	$ 376,611	$ (189,900)	$ 1,186,711

See Notes to Financial Statements.

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Cash Flows
Year Ended December 31, 2019

Cash Flows from Operating Activities:		
Net (loss)	$	(75,946)
Adjustments to reconcile net (loss) to net cash flows provided by operating activities:		
Amortization		61,236
Deferred income tax liability, parent company		(20,000)
Change in assets and liabilities:		
Commissions receivable		(64,815)
Due to/from affiliates		115,888
Other receivables		11,168
Notes receivable		(28,208)
Other assets		(4,661)
Deferred revenue		55,583
Income taxes payable to Parent Company		9,295
Commissions payable		22,901
Accounts payable and other accrued expenses		(36,460)
Net cash flows provided by operating activities		45,981
Cash Flows (Used In) Financing Activities:		
Dividends on common stock		(150,000)
Decrease in cash, cash equivalents and deposit with clearing firm		(104,019)
Cash, cash equivalents and deposit with clearing firm:		
Beginning		1,194,859
Ending	$	1,090,840
Supplemental Disclosure of Cash Flow Information,		
Income tax payments received from Parent Company, net	$	17,353

See Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

Securities Management and Research, Inc. (Company) was incorporated in Florida with its operations located in Iowa. The Company is a wholly owned subsidiary of ONE Financial, Inc. which is a wholly owned subsidiary of Berthel Fisher & Company (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is engaged in a single line of business as a securities broker-dealer that sells equity, fixed income, mutual funds, insurance and direct investment products.

The Company operates under the provisions of Paragraphs (k)(1) and (k)(2)(ii) of Rule 15c3-3 of The Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(1) provide that the Company's transactions are limited to the purchase, sale, and redemption of mutual funds and variable annuities and promptly transmit all customer funds to the product sponsors. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company is a fully disclosed broker/dealer. All trades are transacted through clearing brokers or through mutual fund and variable annuity product sponsors.

Significant accounting policies:

Cash and cash equivalents: The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Deposit with clearing firm: The Company is required to hold an introducing firm deposit in the name of the Company with its clearing firm per the terms of the clearing agreement.

Receivables: Commissions receivable primarily consists of commission and transaction-related receivables due from clearing broker and various product sponsors for payment to the Company's registered representatives relating to trades pending settlement.

Notes receivable: The Company provides forgivable loans to certain new registered representatives to assist the representatives in transition costs incurred moving client accounts to the Company. These loans are recorded at face value at the time the loan is made. These loans do not bear interest and will be amortized over 48 months from the approval date. In the event a representative's affiliation terminates prior to the term of the note, the representative is required to repay the original balance of the note. Forgivable loans totaled $91,000 with accumulated amortization of $20,500 as of December 31, 2019. Amortization expense is included in commission expense in the statement of income. Management's estimate of the allowance is based on the status of the representative's affiliation with the Company, including the representative's payment history. As of December 31, 2019, there is no allowance for uncollectible accounts associated with this receivable.

Use of estimates: The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Intangible assets: The intangible assets relate to the purchase of the Company by the Parent at the close of business on December 31, 2010 and consist of amounts attributable to brand name and relationships with registered representatives as noted below:

	Gross Intangible Assets	Accumulated Amortization	Net
Brand name	$ 73,862	$ 66,475	$ 7,387
Relationships with registered representatives	538,514	484,649	53,865
	$ 612,376	$ 551,124	$ 61,252

The Company is amortizing these intangibles over an estimated life of 10 years. The amortization expense for 2020 is $61,252. As of December 31, 2019, total amortization expense was $61,236.

Intangible assets are tested for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining the extent of impairment, if any, typically requires various estimates and assumptions including cash flows directly attributable to the asset, the useful life of the asset and residual value, if any. When necessary, internal cash flow estimates and quoted market prices are used as appropriate to determine fair value. Management performs an impairment analysis of the intangible assets in the 4th quarter of each year. The production of the representatives and their continued contractual association with the Company was reviewed. The brand name has remained unchanged and management does not foresee any events that will give concern for its demise. Management does not believe that the value of the net intangibles recorded as of year-end are impaired, nor are there any indicators of impairment that would render the ending intangible balances.

Income taxes: The Company is included in the consolidated federal income tax return filed by Berthel Fisher and Company, Inc. which is the 100% owner of ONE Financial, Inc. Federal income taxes are calculated as if the Company filed on a separate return basis, as the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2019, the entity had no material uncertain tax positions that are required to be recorded.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Common stock: In the ordinary course of business, the Parent of the Company has entered into financing agreements that require it to pledge the Company's common stock as collateral. This is not treated as a deduction for Net Capital purposes.

Revenue recognition: Commission revenue and related expenses are recorded on a trade date basis as of a point in time. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains the relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

Trailing commissions are earned as of a point in time by the Company for providing ongoing support, awareness and education to clients of its advisors. These trailing fees are earned by the Company based on a percentage of the current market value of clients' investment holdings in trail-eligible assets. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable at the end of the period, at which point revenue is recognized.

Technology fees are fees charged to representatives for technology related services provided by the Company. Representative fee revenues consist of annual fee renewal amounts that are collected in excess of expenses. The technology and representative fee revenues are recognized on a gross basis over a period of time in which services are provided. Other revenue primarily includes charges received from customers for postage and transfer fees that is recognized at a point in time. Interest income is accrued as earned.

The further breakdown of commission revenue for year ended December 31, 2019 is as follows:

Commission Revenues:	
Variable Annuities	$ 521,688
Mutual Funds	441,737
Mutual Fund Trailing Fees	845,962
Variable Annuity Trailing Fees	474,683
Variable Universal Life Insurance Commissions	21,296
Premium Savings	233,247
ANICO Direct Payments	365,221
Listed Stocks	49,473
Other Securities	38,406
Total Commission Revenues	$ 2,991,713

Recent Accounting Pronouncements: In February 2016, the FASB issued ASU 2016-02-Leases (ASC 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of their classification.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840. The standard was effective on January 1, 2019. The Company assessed the impact of adopting this standard will have on its financial statements and footnote disclosures. As of January 1, 2019, the Company will not be a party to any lease agreement or contract deemed to contain a lease agreement under ASU 2016-02. The Company therefore concludes there is no impact that this new accounting guidance for leases has on its financial statements or footnote disclosures.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740), which simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in Topic 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill and allocating consolidated income taxes to separate financial statements of entities not subject to income tax. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, with early adoption permitted. Upon adoption, the Company must apply certain aspects of this standard retrospectively for all periods presented while other aspects are applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The Company is currently evaluating the impact of this new standard on its financial statements.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Note 2. Related Party Transactions

The Company enters into various transactions and arrangements with its Parent and affiliated companies. The Company has a management agreement with its Parent in which the Company's Parent provided management services totaling $275,000 for the year ended December 31, 2019.

During the year ended December 31, 2019, the Company paid $33,422 to Commercial Power Finance (a majority owned subsidiary of the Parent) for the use of office facilities. The Company also has a tax rebate receivable from Commercial Power for $6,396. This tax rebate is expected to be received in August 2020.

The Company incurred expenses of $161,075 paid to an affiliate named IPrism Global Inc., an entity consolidated in with the Parent, for technology license and user fees for the year ended December 31, 2019.

As of December 31, 2019, the Company recorded a payable to affiliates, including income taxes payable, of $58,902 and a receivable from affiliates of $25,531, which includes the tax rebate receivable from Commercial Power noted above.

During the year ended December 31, 2019, the Company paid a cash dividend on common stock to One Financial, Inc. for $150,000.

Note 3. Income Taxes

The results of the Company's operations are included in the consolidated tax returns of the Parent. The entities included in the consolidated returns have adopted the policy of allocating income tax expense or benefit based upon the pro rata contribution of taxable operating income or losses.

Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within the entity.

Current and deferred components of the income tax (benefit) for the year ended December 31, 2019 are summarized as follows:

Current	$	(8,058)
Deferred		(20,000)
Income tax (benefit)	$	(28,058)

The provision for income taxes for the year ended December 31, 2019 differs from the amounts computed by applying the statutory federal income tax rate of 21% to income before income taxes due to the following items:

Computed expected amount	$	(21,841)
State taxes, net of federal tax benefit		(6,339)
Nondeductible expenses		57
Other		65
	$	(28,058)

Deferred taxes with the Parent are provided on differences between financial reporting and income tax bases of accounting. The differences arise primarily from differing methods used to account for accrued expenses and amortization of intangibles. The deferred income tax assets (liabilities) consist of the following:

Gross deferred income tax assets	$	6,000
Gross deferred income tax (liabilities)		(16,000)
Net deferred income tax (liabilities)	$	(10,000)

During the year ended December 31, 2019, the Company did not record a valuation allowance on the deferred tax assets as management believes the full amount will ultimately be realized.

The Parent files income tax returns in U.S. federal jurisdiction and various states. With a few exceptions, the Parent is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2016.

Note 4. Net Capital Requirements

The Company is subject to The Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2019, the Company had net capital of $915,344 which was $815,344 in excess of its required net capital of $100,000. The Company's net capital ratio was .30 to 1.

In 2015, the Parent entered into a Forgivable Loan Agreement with the clearing broker, National Financial Services. The agreement stipulates that the Company maintain net capital in an amount that exceeds $500,000.

Note 5. Profit Sharing Plan

Substantially all employees are covered by the Parent's qualified profit sharing plan under Internal Revenue Code Section 401(a), including a qualified cash or deferred arrangement under Section 401(k). The 401(k) plan provides a 3% non-elective safe harbor employer contribution. Eligible employees receive 3% of qualifying compensation. Each participant may elect to defer compensation up to 60%. The Company's contributions for the year ended December 31, 2019 aggregated $5,406, included in employee benefits in the statement of income.

Note 6. Commitments and Contingencies

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

The Company cannot reasonably estimate losses for legal actions that are in early stages of development or where the plaintiffs seek indeterminate damages. Numerous issues may need to be resolved, including lengthy discovery to determine important factual matters, and by addressing unsettled legal questions relevant to the actions in question, before a loss or additional loss can be reasonably estimated. The Company has received a claim seeking damages which total $4 million, including $3 million in punitive damages. Management, in consultation with counsel, has determined that material losses are not probable for this claim and whatever loss may be incurred cannot be reasonably estimated at this time.

Note 7. Financial Instruments

Off-balance-sheet risk and concentration of credit risk:

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Note 7. Financial Instruments (Continued)

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. There are no other net capital impacts to the Company related to the Parent's loan agreement.

Note 8. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties.

The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Schedule I. Computation of Aggregate Indebtedness and Net Capital
Under Rule 15c3-1 of the SEC
December 31, 2019

Computation of net capital:	
Stockholder's equity	$ 1,186,711
Nonallowable assets and other charges:	
Nonallowable receivables	182,862
Other assets	43,638
Intangible assets	61,252
Total nonallowable assets and other charges	287,752
Other additions and/or allowable credits	16,385
Net capital	$ 915,344
Computation of aggregate indebtedness,	
Items from statement of financial condition:	
Commissions payable	$ 78,114
Deferred revenue	91,589
Accounts payable and other accrued expenses	43,194
Due to affiliates	25,159
Income taxes payable	33,743
Total aggregate indebtedness	$ 271,799
Computation of basic net capital requirement:	
Minimum net capital required, the greater of 6 2/3% of total aggregate indebtedness or $100,000	$ 100,000
Excess net capital, net capital less net capital requirement	$ 815,344
Percentage of aggregate indebtedness to net capital	.30 to 1

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in the Company's unaudited quarterly Part IIA Focus report as of December 31, 2019.

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Schedule II. Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the SEC
December 31, 2019

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) and (k)(2)(ii) thereof.

Schedule III. Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the SEC
December 31, 2019

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) and (k)(2)(ii) thereof.

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Securities Management and Research, Inc.

We have reviewed management's statements, included in the accompanying Securities Management and Research, Inc. 2019 Exemption Report, in which (a) Securities Management and Research, Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Securities Management and Research, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraphs (k)(1) and (k)(2)(ii) (the exemption provisions) and (b) Securities Management and Research, Inc. stated that Securities Management and Research, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Securities Management and Research, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Securities Management and Research, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(1) and (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Cedar Rapids, Iowa
February 26, 2020

Securities Management and Research, Inc.
2019 Exemption Report

Securities Management and Research, Inc. ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F R. §240.15c3-3 pursuant to the provisions of 17 C.F.R §S240.15c3-3(k)(1) and §240.15c3-3(k)(2)(ii) and thereof. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3(k) for the period beginning January 1, 2019 through December 31, 2019 except as described below:

Date	Check Exceptions	Nature of Exception
Jan-19	9 checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Feb-19	16 checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Mar-19	11 checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Apr-19	9 checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
May-19	3 checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Jun-19	8 checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Jul-19	6 checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Aug-19	8 checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Sep-19	6 checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Oct-19	4 checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Nov-19	4 checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Dec-19	4 checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.

Date	Certificate Exceptions	Nature of Exception
Jan-19	0 stock certificates were not forwarded within 24 hours of receipt	Stock Certificates sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Feb-19	0 stock certificates were not forwarded within 24 hours of receipt	Stock Certificates sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Mar-19	0 stock certificates were not forwarded within 24 hours of receipt	Stock Certificates sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Apr-19	0 stock certificates were not forwarded within 24 hours of receipt	Stock Certificates sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
May-19	0 stock certificates were not forwarded within 24 hours of receipt	Stock Certificates sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Jun-19	0 stock certificates were not forwarded within 24 hours of receipt	Stock Certificates sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Jul-19	0 stock certificates were not forwarded within 24 hours of receipt	Stock Certificates sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Aug-19	0 stock certificates were not forwarded within 24 hours of receipt	Stock Certificates sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Sep-19	0 stock certificates were not forwarded within 24 hours of receipt	Stock Certificates sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Oct-19	0 stock certificates were not forwarded within 24 hours of receipt	Stock Certificates sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Nov-19	0 stock certificates were not forwarded within 24 hours of receipt	Stock Certificates sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Dec-19	0 stock certificates were not forwarded within 24 hours of receipt	Stock Certificates sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.

Securities Management and Research, Inc.

I, Brian Rupp, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Title: VP Controller

February 14, 2020